UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Establishment of a Search Committee for a New Chairman

Item 1

Establishment of a Search Committee for a New Chairman

After serving about 10 years on ICL’s Board of Directors from which about 9 years as its Chairman, Mr. Nir Gilad will retire from the Company’s Board at September 1, 2016. Under his leadership ICL has significantly broadened its businesses globally, balanced its product portfolio and has become more resilient against individual commodity market downturns. The Board expressed its appreciation and respect for the contributions made by Mr. Gilad.

The Board has formed a Search Committee comprised of two board members: Mr. Yaacov Dior, director of the Company's Board, and Mr. Ron Moskovitz. The Committee will determine its order of work and will identify suitable candidates and propose the nomination to the full Board for election, no later than by May 1, 2016. The Company intends to invite a special shareholders meeting in August 2016 to approve appointment of the newly elected candidate as well as his terms of tenure, and by this allow an orderly overlap between Mr. Gilad and the new elected Chairman.

At the same time, the Board wishes to express its full appreciation for the current CEO Stefan Borgas and his management team. In close alignment with the Board, the management under Mr. Borgas’ leadership will continue to execute ICL’s Next Step Forward strategy which builds ICL’s global integrated business by balancing growth, cost reduction and strong shareholder return based on a solid, investment grade rated balance sheet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 16, 2016